Exhibit (a)(5)(J)
Notice to the Former Holders of New York Registered Shares of
Royal Dutch Petroleum Company
(N.V. Koninklijke Nederlandsche Petroleum Maatschappij)
CUSIP: 780257804
Former holders of New York registered shares in N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“Royal Dutch”) are hereby notified that the merger of Royal Dutch and Shell Petroleum N.V. under Dutch law (the “Merger”) became effective on December 21, 2005. As a result of the Merger, Royal Dutch and your Royal Dutch shares have ceased to exist.
As cash consideration pursuant to the Merger exchange ratio, you are entitled to receive, upon proper surrender of your Royal Dutch share certificates, $61.8585 (the “Merger Consideration”) for each Royal Dutch share held by you immediately prior to the Merger. This amount represents the U.S. dollar equivalent of € 52.21 based on the noon buying rate for euro in the City of New York for cable transfers as certified for customs purposes and as announced by the Federal Reserve Bank of New York on December 20, 2005.
Accordingly, you are hereby further notified that former holders of New York registered Royal Dutch shares (other than shares held through the Direct Registration System (“DRS”) or in the Dividend Reinvestment Plan (“DRIP”) administered by the Bank of New York) are required to surrender their share certificates to The Bank of New York, as Paying Agent, to receive the Merger Consideration. To do so, please return your share certificates to The Bank of New York, as Paying Agent, along with the enclosed Letter of Transmittal, properly completed and signed.
Should you have any questions, please contact The Bank of New York, toll free, at 1 888 737 2377 or, if you are outside the U.S., you may call collect at +1 212 815 3700.
The Bank of New York,
December 21, 2005